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NOV 29 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2018 (MM/DD/YY) AND ENDING September 30, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McClurg Capital Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Northgate Drive Suite 301
(No. and Street)

San Rafael (City) California (State) 94903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID G. MCCLURG (415) 472-1445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA PC
(Name – *if individual, state last, first, middle name*)

125 East Lake Street Suite 303 (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

Securities and Exchange Commission
Trading and Markets

NOV 29 2019

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH msh

OATH OR AFFIRMATION

I, David G.McClurg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McClurg Capital Corporation, as of September 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

California Jurat Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Marin

Subscribed and sworn to (or affirmed) before me on this 26 (Date) day of November (Month), 2019 (Year), by

(1) David G. McClurg (Name of Signer),
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and)

(2) ______ (Name of Signer),
proved to me on the basis of satisfactory evidence to be the person who appeared before me.

ANDREW HOLZBAUR
COMM. # 2276785
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires MAR. 05, 2023

Place Notary Seal Above

Signature ______ (Signature of Notary Public)

Further description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 11/26/19 Number of Pages 2

Signer(s) Other Than Named Above: N/A

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of McClurg Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition and condensed schedule of investments of McClurg Capital Corporation as of September 30, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of McClurg Capital Corporation as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of McClurg Capital Corporation's management. Our responsibility is to express an opinion on McClurg Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to McClurg Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of McClurg Capital Corporation's financial statements. The supplemental information is the responsibility of McClurg Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as McClurg Capital Corporation's auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
November 25, 2019

McClurg Capital Corporation

Statement of Financial Condition

As of September 30, 2019

	Sep 30, 2019
ASSETS	
Current Assets	
Checking/Savings	
Cash-Bank of Marin	160,113.20
Cash-Pershing Commissions	112,544.14
Cash-Pershing Stock Account	30,562.22
Total Checking/Savings	303,219.56
Other Current Assets	
Pershing Clearing Deposit	103,917.97
Prepaid Commissions	4,300.00
Securities Held	
Securities Held-Equities	
Allowance/Change/Market Value	186,071.11
Securities Held-Equities - Other	189,298.88
Total Securities Held-Equities	375,369.99
Securities Held-ETFS	
Allowance/Change/Market Value	269.22
Securities Held-ETFS - Other	29,130.78
Total Securities Held-ETFS	29,400.00
Securities Held-Fixed Income	0.00
Securities Held-Mutual Funds	
Allowance/Change /Market Value	-994.99
Securities Held-Mutual Funds - Other	5,619.99
Total Securities Held-Mutual Funds	4,625.00
Total Securities Held	409,394.99
Total Other Current Assets	517,612.96
Total Current Assets	820,832.52
Fixed Assets	
Automobile	
Auto	134,868.95
Auto Accumulated Depreciation	-84,367.60
Total Automobile	50,501.35

McClurg Capital Corporation
Statement of Financial Condition
As of September 30, 2019

	Sep 30, 2019
Furniture & Fixtures	
F & F	10,222.24
F & F Accumulated Depreciation	-10,222.24
Total Furniture & Fixtures	0.00
Machinery & Equipment	
M & E	21,950.73
M & E Accumulated Depreciation	-21,950.73
Total Machinery & Equipment	0.00
Total Fixed Assets	50,501.35
Other Assets	
Lease Deposits	8,255.84
Total Other Assets	8,255.84
TOTAL ASSETS	879,589.71
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable-Pershing	0.00
Accounts Payable-Vendors	98,747.48
Commissions Payable	71,578.83
Payroll Payable	
Payroll Taxes Payable	3,905.28
Total Payroll Payable	3,905.28
Total Accounts Payable	174,231.59
Total Current Liabilities	174,231.59
Total Liabilities	174,231.59
Equity	
Common Stock	16,063.07
Retained Earnings	646,711.14
Net Income	42,583.91
Total Equity	705,358.12
TOTAL LIABILITIES & EQUITY	879,589.71

McClurg Capital Corporation
Profit & Loss
October 2018 through September 2019

	Oct '18 - Sep 19
Ordinary Income/Expense	
Income	
Consulting Fees	930.01
Fee Based Income	970,751.32
Gross Commissions	1,243,947.59
Insurance Income	82,500.17
Total Income	2,298,129.09
Cost of Goods Sold	
Clearing Expenses	108,786.87
Interest Expense	14.22
Sales Commissions	1,691,038.14
Sundry Charges	20,757.80
Trade Errors	267.64
Total COGS	1,820,864.67
Gross Profit	477,264.42
Expense	
Advertising	269.04
Auto & Boat Expense	7,142.62
Bank/Broker Service Charges	1.20
Depreciation Expense	22,332.82
Dues and Memberships	3,380.00
Education	1,177.20
Insurance	93,073.73
Licenses and Permits	1,071.00
Miscellaneous	0.00
Office Supplies & Expense	21,446.78
Postage and Delivery	2,686.83
Printing and Reproduction	662.50
Professional Fees	52,242.91
Regulatory Expenses	16,849.04
Rent	92,085.54
Research & Subscriptions	8,260.90
SARSEP-Employer Contributions	47,929.61
Taxes	78,439.30
Telephone	4,884.94
Travel & Ent	17,447.57
Total Expense	471,383.53
Net Ordinary Income	5,880.89

McClurg Capital Corporation
Profit & Loss
October 2018 through September 2019

	Oct '18 - Sep 19
Other Income/Expense	
Other Income	
Dividend Income	13,287.50
Gain on Sale of Fixed Asset	3,500.00
Interest Income	3,861.99
Municipal Bond Interest Income	2,747.97
Realized Gains (Losses) Assets	324.14
Unrealized Gains (Losses)	42,206.71
Total Other Income	65,928.31
Other Expense	
Federal Tax Provision	17,299.96
State Tax Provision	11,925.33
Total Other Expense	29,225.29
Net Other Income	36,703.02
Net Income	**42,583.91**

See Notes to Financial Statements

McClurg Capital Corporation

Statement of Changes in Stockholder's Equity for the Year Ended September 30, 2019

	Common Stock	Retained Earnings	Total
Balance at September 30, 2018	$16,063	$646,711	$662,774
Net income (loss)		42,584	42,584
Balance at September 30, 2019	$16,063	$689,295	$705,358

See notes to the financial statements.

McClurg Capital Corporation
Statement of Cash Flows
October 2018 through September 2019

	Oct '18 - Sep 19
OPERATING ACTIVITIES	
Net Income	42,583.91
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Depreciation Expense	22,332.82
Changes in Assets and Liabilities	
Pershing Clearing Deposit	-2,262.61
Prepaid Commissions	2,962.75
Prepaid Income Tax	743.35
Securities Held:Securities Held-Equities	1,075.86
Securities Held:Securities Held-Equities:Allowance/Change/Market Value	-42,028.71
Securities Held:Securities Held-ETFS:Allowance/Change/Market Value	252.00
Securities Held:Securities Held-Fixed Income	34,948.00
Securities Held:Securities Held-Mutual Funds:Allowance/Change /Market Value	-430.00
Accounts Payable-Pershing	-34,948.00
Accounts Payable-Vendors	37,209.28
Commissions Payable	-7,049.93
Payroll Payable:Payroll Taxes Payable	-1,402.78
Taxes Payable:Federal Corporate Taxes Payable	-10,000.00
Net cash provided by Operating Activities	43,985.94
INVESTING ACTIVITIES	
Automobile:Auto	-60,710.20
Net cash provided by Investing Activities	-60,710.20
Net cash increase for period	-16,724.26
Cash at beginning of period	319,943.82
Cash at end of period	**303,219.56**

SUPPLEMENTAL DISCLOSURE OF CASHFLOW INFORMATION	
Cash paid during the year for interest	0.00
Income Tax Payments	10225.00

See Notes to Financial Statements

McClurg Capital Corporation
Condensed Schedule of Investments
As of September 30, 2019

	Shares	Percentage of Stockholder's Equity	Fair Value
Securities Held, at fair value			
Securities Held - Equities			
Common Stock			
JP Morgan Chase	300	5.01%	35,307
Other		44.952%	317,030
Total Common Stock		49.96%	352,337
Preferred Stocks		0%	0
REITS		3.27%	23,033
Total Securities Held - Equities		53.23%	375,370
Securities Held – Mutual Funds		0.66%	4,625
Securities Held – ETFS		4.17%	29,400
Securities Held – Municipal Bonds		0%	0
Total Securities Held, at fair value		58.06%	409,395

See notes to the financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

McClurg Capital Corporation (the "Company") was incorporated in the State of California on June 26, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including those of a mutual fund retailer.

Under its membership agreement with FINRA and pursuant to Rule I 5c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Advertising costs for the year ending September 30, 2019 were $269.

Equipment and furniture, net are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for income taxes in accordance with generally accepted accounting principles.

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. Deferred tax assets and benefits are fully reserved due to the inconsequential balance they would have on these financial statements.

As of September 30, 2019, the Company's federal and state tax returns generally remain open for the last 3 years.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has entered into an agreement with its clearing firm to carry its accounts and the accounts of its client as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2019 was $103,918.

Note 3: EQUIPMENT AND FURNITURE, NET

Equipment and furniture are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Equipment	21,950	5
Furniture and fixtures	10,222	5
Auto	134,869	5
Total cost of equipment and furniture	167,041	
Less: accumulated depreciation	(116,540)	
Equipment and furniture, net	50,501	

Depreciation expense for the year ended September 30, 2019 was $22,333.

Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$17,300	$ -	$17,300
State	11,925		11,925
Total income tax expense (benefit)	$29,225	$ -	$29,225

Note 5: INVESTMENTS AT FAIR MARKET VALUE

Investments at fair market value consist of common stocks, corporate bonds, and closed end mutual funds. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At September 30, 2019, these securities are carried at their fair market value of $409,395. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment gains of $42,207.

Note 6: FAIR VALUE MEASUREMENT – ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in an active market for identical assets or liabilities;

Level 2 – Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 – Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2019:

	Fair Value	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**
Assets				
Securities Held	$409,395	$409,395		
Total	$409,395	$409,395		

Note 7: OCCUPANCY

The Company leases its current office space through September 30, 2020. Rent expense under these lease agreements expiring at various dates for the year ended September 30, 2019, was $92,086. Total minimum lease commitments at September 30, 2019 are:

FY 2020	$ 93,969
	$ 93,969

Note 8: PENSION PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with Accounting Standards Codification No. 712, such costs are to be accounted for on the accrual basis. Pursuant to its commitment to provide retirement benefits to its eligible employees, the Company has a Salary Reduction Simplified Employee Pension Plan (SARSEP). Employees are eligible to participate in the plan after having performed service for the employer during at least one of the preceding five plan years. Employer contributions to the plan are discretionary. Employee and employer contributions vest 100% immediately. A contribution based upon the current year's earnings will be made to the plan in 2019. The amount of that contribution is $47,930 and has been reflected in the accompanying statement of income.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2018, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable. The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at September 30, 2019 or during the year then ended.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending September 30, 2019, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Revenue Recognition

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 ("Topic 606"). Topic 606requires new disclosures, including descriptions of performance obligations. The Company adopted the provision of this guidance on October 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contacts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from Topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to retained earnings as of October 1, 2018, or to revenue for the twelve months ended September 30, 2019 after adopting Topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Note 12: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security or a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2019 or during the year then ended.

Note 13: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 14: TRI-PARTY AGREEMENT

The Company entered into an agreement on November 4, 2016 by and among Pershing LLC a limited liability company, Bernard Herold & Co., Inc. ("Broker"), a New York corporation, and McClurg Capital Corporation ("Sub-Broker"), a California corporation. Pershing and the Broker are parties to that certain fully disclosed clearing agreement, pursuant to which the Broker introduces its customer and proprietary accounts to Pershing and Pershing acts as Broker's clearing agent and carries such accounts on a fully disclosed basis. Also, the Broker and Sub-Broker have entered into an agreement to which the Broker will introduce the Sub-Broker's customer and proprietary accounts to Pershing so that the Sub-Broker may indirectly obtain benefits of the securities clearing services the Broker obtains from Pershing.

Note 15: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule I5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2019, the Company had net capital of $578,541 which was $478,541 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($174,232) to net capital was 0.31 to 1.

McClurg Capital Corporation
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2019

Computation of net capital		
Common stock	$ 16,063	
Retained earnings	689,295	
Total stockholder's equity		$705,358
Less: Non-allowable Assets		
Lease deposits	(8,256)	
Prepaid expenses	(4,300)	
Equipment and furniture, net	(50,502)	
Total non-allowable assets		-63,058
Net capital before haircuts		$642,300
Less: Haircuts and undue concentration		
Haircut on equity securities	(60,716)	
Haircut on bond mutual funds	(416)	
Haircut on municipal funds	(0)	
Haircut on money market funds	(2,627)	
Total haircuts & undue concentration		-63,759
Net capital		$578,541
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$11,616	
Minimum dollar net capital required	$100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$478,541.00
Aggregate indebtedness		174,232
Ratio of aggregate indebtedness to net capital		0.31 : 1

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Report filing as of September 30, 2019.

See independent registered public accounting firm report.

McClurg Capital Corporation
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of September 30, 2019

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See independent registered public accounting firm report.

McClurg Capital Corporation
Report Pursuant to Rule 17a-5 (d)
Financial Statements
September 30, 2019

McClurg Capital Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2019

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of McClurg Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) McClurg Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which McClurg Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii). (exemption provisions) and (2) McClurg Capital Corporation stated that McClurg Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. McClurg Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McClurg Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii). (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
December 3, 2018

McCLURG CAPITAL
CORPORATION
Investments & Asset Management

950 Northgate Drive, Suite 301 • San Rafael, CA 94903 • (415) 472-1445 • (888) 472-1430 • Fax: (415) 472-1427 • Email: invest@mcclurgcapital.com
www.mcclurgcapital.com

Assertions Regarding Exemption Provisions

We, as members of management of McClurg Capital Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended September 30, 2019.

McClurg Capital Corporation

By:

David G. McClurg, President

11/13/19
(Date)

McClurg Capital Corporation Report
on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
for the Year Ended September 30, 2019

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of McClurg Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by McClurg Capital Corporation and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of McClurg Capital Corporation for the year ended September 30, 2018, solely to assist you and SIPC in evaluating McClurg Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). McClurg Capital Corporation's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants (AICPA). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2018, noting no material differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
December 3, 2018

McClurg Capital Corporation
Schedule of Securities Investor Protection
Corporation Assessments and Payments
For the Year Ended September 30, 2019

Total assessment	$1,634
SIPC-6 general assessment Payment made on April 30, 2019	(864)
SIPC-7 general assessment Payment made on October 23, 2019	(770)
Total assessment balance **(overpayment carried forward)**	**$ 0**

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